Exhibit 99.1

Dr. Reddy's Laboratories Ltd.

8-2-337, Road No. 3, Banjara Hills

Hyderabad – 500 034, Telangana, India

CIN: L85195TG1984PLC004507

Tel:       + 91 40 4900 2900

Fax:     + 91 40 4900 2999

Email: mail@drreddys.com

Web:   www.drreddys.com

March 24, 2026

National Stock Exchange of India Ltd. (Scrip Code: DRREDDY)

BSE Limited (Scrip Code: 500124)

New York Stock Exchange Inc. (Stock Code: RDY)

NSE IFSC Ltd. (Stock Code: DRREDDY)

Dear Sir/Madam,

Sub: ‘Code of Practices and Procedures for Fair Disclosures of Un-published Price Sensitive Information’

Ref: Disclosure under Regulation 8 (2) of SEBI (Prohibition of Insider Trading) Regulations, 2015

In accordance with the provisions of Regulation 8(2) of the SEBI (Prohibition of Insider Trading) Regulations, 2015 (“PIT Regulations”), please find enclosed herewith a copy of the amended ‘Code of Practices and Procedures for Fair Disclosures of Un-published Price Sensitive  Information’, as approved by the Board of Directors of the Company at their meeting held today, i.e., March 24, 2026.

A copy of the same is also available at the website of the Company at: Code of fair disclosure

This is for your information and records.

Thanking you,

Yours faithfully,

For Dr. Reddy’s Laboratories Limited

K Randhir Singh

Company Secretary, Compliance Officer & Head-CSR

Encl: as above

DR. REDDY’S LABORATORIES

LIMITED

Code of Practices and Procedures for Fair Disclosures of

Un-published Price Sensitive Information

Code of Practices and Procedures for Fair Disclosures of Un-published Price

Sensitive Information

A) The Code

Dr. Reddy’s Laboratories Limited (below referred to as “the Company”) has adopted this Code in compliance with the ‘Securities and Exchange Board of India (Prohibition of Insider Trading) Regulations, 2015’, (“SEBI PIT Regulation”) as amended from time to time.

B) Definitions for the purpose of the Code

“Un-published Price Sensitive Information” (“UPSI”) shall mean an UPSI as defined under clause (n) of regulation 2 (1) of the SEBI PIT Regulation, as amended time to time.

“Chief Investor Relations Officer” for the purpose of this Code - Head of Investor Relations shall be designated as Chief Investor Relations Officer.

C) Uniform and universal disclosure of UPSI

The Company shall promptly furnish to the Stock Exchanges where the securities of the Company are listed, the material information related to any UPSI as soon as credible and concrete information comes into being. The information may also be hosted on the Company’s website.

The Chief Investor Relations Officer shall ensure that dissemination of the UPSI is uniform and universal to avoid selective disclosures. In case any UPSI gets disclosed selectively, inadvertently or otherwise, the Chief Investor Relations officer shall ensure that such information is made generally available promptly, but not later than the time specified in any laws/ regulations applicable to the Company. In this context, rumours or media speculation shall not be considered as selective disclosure.

D) Response to Regulatory Authorities

The Company shall provide appropriate and fair responses to regulatory authorities, in related to queries on, news reports and requests for verification of market rumours, in accordance with the Company’s “Policy on Determination of Materiality” and the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015.

E) Interactions with Analysts, Investors and Research Personnel

The Company in order to have better investor relations, may interact with investors, investing community, equity research analysts and other members of the investing community from time to time. However, during these interactions the Company shall ensure that no UPSI is disclosed selectively to any one or group of research analysts or investors, to the disadvantage of other stakeholders.

To ensure official documentation of disclosures, the transcripts or recordings of the proceedings of any investor conference organised by the Company, may be made available on the Company’s website, as required under the law applicable to the Company, along with the documents / presentation, if any, made at such conference.

F) Handling of all UPSI

The Company shall ensure that UPSI is handled on a "need to know" basis, i.e., UPSI should only be disclosed to those within the Company or other persons who need the information for legitimate purposes, performance of his / her duties or discharge of his / her legal obligations in ordinary course of business.

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Further, the disclosure of UPSI or any material non-public information through any social media platform is strictly prohibited.

In the event the Company becomes aware that it, or any person acting on its behalf, has inadvertently disclosed UPSI or any material non-public information, the Company shall ensure that such information/intimation is publicly disseminated promptly, and not later than 24 hours of identifying the unintentional disclosure.

G) Determination of Legitimate Purpose

UPSI shall only be shared with other person (s) or entity (ies) only for furtherance of legitimate purpose, performance of duties or discharge of legal obligation.

The term “legitimate purpose” shall include sharing of unpublished price sensitive information in the ordinary course of business by an insider with partners, collaborators, lenders, customers, suppliers, merchant bankers, legal advisors, auditors, insolvency professionals or other advisors or consultants, provided that such sharing has not been carried out to evade or circumvent the prohibitions of SEBI PIT Regulation.

Any persons or entities (as mentioned above) with whom UPSI is shared for Legitimate Purpose, shall be construed as an insider and due notice will be given to them at the time of sharing such information to maintain confidentiality in compliance with the provisions of SEBI PIT Regulation.

Such notice shall outline the duties, responsibilities and liabilities related to misuse or unwarranted use of such information and shall seek information including ‘Permanent Account Number’ (“PAN”) or any other identifier authorised by law where PAN is not available.

Such person (s) or entity (ies) shall have no objection, in case the Company shares with any regulatory authority, their details e.g. PAN or any other legal identifier (in case PAN not available), etc.

H) Maintenance of Structured Digital Database

The Chief Executive Officer, under supervision of Board of Directors, shall maintain a digital database containing the nature of the UPSI, the names of the persons who have shared such information, and the names and PAN (or any other valid identifier, where PAN is not available) of the persons with whom the information has been shared.

The structured digital database shall be preserved for a period of not less than eight years from the completion of the relevant transaction. If any information is sought by SEBI in connection with an investigation or enforcement proceedings, the relevant records shall be retained until the conclusion of such proceedings.

I) Review of Code

This Code shall be reviewed by the Board and may be amended from time to time in line with any amendments made to the SEBI PIT Regulation, the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 and such other guidelines or regulations issued by SEBI. In the events of inconsistency of this Code with SEBI Act, SEBI PIT Regulation, or any rules, regulations or circular prescribed thereunder, the relevant provisions of the applicable law shall override this Code.

last modified on March 24, 2026

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